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                                                                    EXHIBIT 99.1

FACTORS THAT MAY INFLUENCE FUTURE RESULTS AND ACCURACY OF
FORWARD-LOOKING STATEMENTS

     The Company, in an effort to help keep its stockholders and the public informed about the Company's operations, may from time to time issue certain statements, either in writing or orally,

that contain or may contain forward-looking information. However, actual results may materially differ from the Company's expectations, statements or projections. Factors that could cause actual results to differ from the Company's expectations, statements or projections include the risks and uncertainties relating to the Company's business described below.

 RISKS RELATING TO GROWTH STRATEGY

     Principal components of the Company's growth strategy include continued expansion through an ongoing acquisition program, the opening of start-up locations, and internal growth. However, there can be no assurance that the Company will successfully implement its growth strategy or that, if implemented, such strategy will result in continued profitability. The Company's growth strategy involves a number of risks and uncertainties, including:

     Availability of Acquisition Targets and Sites for Start-up Locations. The Company may encounter substantial competition in its efforts to identify and acquire appropriate acquisition candidates and sites for start-up locations, which could have the effect of increasing prices for acquisitions or such sites. There can be no assurance that the Company will succeed in identifying appropriate acquisition candidates or sites for start-up locations or that the Company will be able to acquire any acquisition candidate or site that it does identify on terms that are acceptable to the Company.

     Need to Integrate New Operations. As the Company grows, the Company intends to focus substantial efforts on the efficient integration of new operations, the elimination of duplicative costs and the reduction of overhead. There can be no assurance, however, that the Company will be successful in these efforts or that these efforts may not in certain circumstances adversely affect existing operations.

     Need to Recruit Additional Personnel. The Company will require additional personnel in order to implement its growth strategy and support expanded operations. Accordingly, the Company is in the process of recruiting additional operating, acquisition, finance and other personnel from the equipment rental industry and from other industries. There can be no assurance, however, that the Company will succeed in recruiting the requisite qualified personnel as and when needed.

     Certain Risks Related to Start-up Locations. The Company expects that start-up locations may initially have a negative impact on results of operations and margins due to several factors, including: (i) the Company will incur significant start-up expenses in connection with
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establishing each start-up location and (ii) it will generally take some time following the commencement of operations at a start-up location before profitability can be achieved. There can be no assurance that any start-up location will become profitable within the first several years of operations, if at all.

 DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

     The Company's growth strategy will require substantial capital investment. Capital will be required by the Company for, among other purposes, completing acquisitions, establishing new rental locations, integrating completed acquisitions, acquiring rental equipment and maintaining the condition of its rental equipment. The Company intends to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under the Company's existing credit facility is not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

 POSSIBLE UNDISCOVERED LIABILITIES OF ACQUIRED COMPANIES

     Although the Company performs a due diligence investigation of each business that it acquires, there may nevertheless be liabilities of the Acquired Companies or future acquired companies that the Company fails or is unable to discover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. The Company seeks to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller which may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

 DEPENDENCE ON MANAGEMENT

     The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company. The Company's credit facility provides that the failure of certain members of the Company's current senior management to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default under the credit facility unless replacement officers satisfactory to the lenders are appointed. See Item 7-- "Management's Discussion and Analysis of Financial Condition and Results of
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Operations--Liquidity and Capital Resources." The Company does not presently maintain "key man" life insurance with respect to members of senior management.

 RECENTLY INSTALLED INTEGRATED INFORMATION TECHNOLOGY SYSTEM

     The Company has recently installed a new integrated information technology
system as described under "--Information Technology System."   The new system is
currently operational at 58 of the Company's existing locations, and the Company expects that the system will be operational at the remaining existing locations by mid-April 1998. However, there can be no assurance that the Company will not encounter unexpected delays. Furthermore, in view of the recent installation of the system, there can be no assurance that the system will
function in accordance with the Company's expectations.   Failure of the system
to function as expected could negatively impact the Company's ability to implement its growth strategy.

 COMPETITION

     The equipment rental industry is highly fragmented and competitive.
Certain of the Company's competitors are larger and have greater financial resources than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants or that equipment manufacturers will not commence, or increase their efforts, to rent or sell equipment directly to the Company's customers. In addition, to the extent that competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby affecting operating results.

 SENSITIVITY TO GENERAL ECONOMIC AND WEATHER CONDITIONS

     The Company believes that the equipment rental business is sensitive to changes in economic conditions and that demand for rental equipment can be reduced significantly by adverse weather conditions. There can be no assurance that the Company's business and financial condition will not be adversely affected by (i) changes in general economic conditions, including national, regional and local changes in construction and industrial activity, (ii) increases in interest rates that may result in a higher cost of capital to the Company, or (iii) adverse weather conditions that may decrease construction and industrial activity.

 QUARTERLY FLUCTUATIONS OF OPERATING RESULTS

     The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations (which generally will require a period of time to become profitable) and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors. These factors, among others, may result in the Company's results of operations in some future periods not meeting expectations, which could have a
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material adverse impact on the market price of the Common Stock.

 LIABILITY AND INSURANCE

     The Company is subject to various possible claims, including claims for personal injury or death caused by equipment rented or sold by the Company or motor vehicle accidents involving Company delivery and service personnel and compensation and other employment related claims. The Company carries a broad range of insurance for the protection of its assets and operations. However, such coverage is subject to a deductible of $250,000 and limited to a maximum of $25 million per occurrence. In addition, the Company does not maintain insurance coverage for environmental liability, since the Company believes that the cost for such coverage is high relative to the benefit that it provides. Furthermore, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by the Company's insurance. There can be no assurance that insurance will continue to be available to the Company on economically reasonable terms, if at all, that existing or future claims will not exceed the level of the Company's insurance or relate to matters not covered by the Company's insurance (such as environmental liability), or that the Company will have sufficient capital available to pay any uninsured claims.

 ENVIRONMENTAL REGULATION

     As described under "--Environmental Regulation," certain activities of the Company are subject to various federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for, among other things, (i) the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company investigates each business or property that it acquires or leases and believes there are no existing material liabilities relating to non-compliance with environmental laws and regulations, there can be no assurance that there are no undiscovered potential liabilities relating to non-compliance with environmental laws and regulations, that historic or current operations have not resulted in undiscovered conditions that will require investigation and/or remediation under environmental laws, or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. Furthermore, there can be no assurance that changes in environmental regulations in the future will not require the Company to make significant capital expenditures to change methods of disposal of hazardous materials or otherwise alter aspects of its operations.